

December 2, 2014

<u>Via e-mail</u>
Ms. Kit Ka
Chief Executive Officer
CAM Group, Inc.
Jixing Building, 151 Shengli Avenue North
Shijiazhuang, Hebei Province, P.R. China 050041

RE: **CAM Group, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed April 15, 2014
File No. 001-33907

Dear Ms. Ka:

We have reviewed your response letter dated October 20, 2014, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 1. Business, page 4</u>

1.	We note your response to comment 1 from our letter dated September 4, 2014. It is still not clear how the marketing rights were acquired. If these rights were contributed by Hebei AMP in the formation of the JV, please clarify.

2.	Related to the comment above, it is still not clear how the marketing rights are reflected in your financial statements. If such rights are considered an asset, tell us which line item they are included in. Also, tell us whether the rights are carried at cost less amortization, fair value, or are accounted for some other way.

3.	We also note from your response to comment 1 that Hebei AMP owns 40% of the JV Company. Please reconcile this to your disclosure on page 24 of the 10-K which states that Hebei AMP holds 2% of the equity interest of CAM Heibei. In your response please tell us what ownership percentage was used to calculate amounts attributable to noncontrolling interests in the financial statements as well as your basis for using that percentage.

Employees, page 9

4. We note your response to comment 2 from our letter dated September 4, 2014. Please clarify whether any of Hebei AMP's employees provide services to CAMG, CAM HK or CAM Hebei. If the employees are shared by Hebei AMP and the JV Company only, please clarify this in your disclosure in future filings. As previously requested, please tell us if there are any cost sharing arrangements in place, or otherwise how you or the JV Company, as applicable, have accounted for personnel costs of shared employees.

Note 2. Summary of Significant Accounting Policies, page 24

Accounts Receivable, page 24

5. We note your response to comment 7 from our letter dated September 4, 2014. Please tell us the nature of your accounts receivable. In that regard, we note that nearly all of your revenue was generated from Hebei AMP, but your response states that none of the accounts receivable are due from related parties. In addition, we note that the accounts receivable balance as of September 30, 2014 has remained relatively flat despite no new revenue in 2014. Please advise us if any of your accounts receivable are greater than 180 days outstanding as of September 30, 2014 and if so, why you believe these accounts are fully collectible.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact William Demarest at (202) 551-3432 or me at (202) 551-3429 with any questions on the financial statements or related matters. Please contact Coy Garrison at (202) 551-3466 or Tom Kluck at (202) 551-3233 with any other questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant